Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

On May 9, 2006, Alcatel and Lucent Technologies Inc. issued a joint press release announcing the filing of a registration statement with the U.S. Securities and Exchange Commission. The text of the press release follows.

Press release

Alcatel and Lucent Technologies announce

filing of initial Registration Statement with the SEC

Paris and Murray Hill, N.J., May 9, 2006 - Following the announcement on April 2, 2006, of their proposed merger transaction, Alcatel (Paris: CGEP.PA and NYSE: ALA) and Lucent Technologies (NYSE: LU) today announced the filing of a Registration Statement with the U.S. Securities and Exchange Commission (SEC).

The Registration Statement includes the preliminary prospectus of Alcatel in connection with the offering of Alcatel American Depositary Shares and underlying Alcatel ordinary shares in the proposed merger transaction, and a preliminary proxy statement of Lucent Technologies in connection with the special meeting of Lucent Technologies stockholders to vote on such combination. The Registration Statement, filed pursuant to the U.S. securities laws, is publicly available as of the date of its filing with the SEC and is subject to amendment and completion. It will not be effective until such date as the SEC, acting pursuant to applicable U.S. securities laws, so determines.

Investors and security holders can obtain free copies of the Registration Statement through the web site maintained by the SEC at www.sec.gov and on the web sites of Alcatel at www.alcatel.com and Lucent Technologies at www.lucent.com.

Investors and security holders can obtain free copies of a non-certified French translation, for information purposes only, of the Alcatel Registration Statement filed with the SEC which Alcatel will make available on its web site at www.alcatel.fr prior to the financial markets opening in Paris on May 10, 2006. Copies may also be obtained from Alcatel by contacting Investor Relations at www.alcatel.com/investors, by mail to the Financial Communication Department (Direction de la Communication financière), 54, rue La Boétie, 75008 Paris, France or by telephone by contacting the investor relations or press representatives of Alcatel listed below.

In connection with the proposed combination and admission to trading on Eurolist by Euronext Paris of the new Alcatel ordinary shares to be issued in exchange for Lucent Technologies common shares, Alcatel intends to submit at a later date to the approval (visa) of the “Autorité des marchés financiers” (AMF) a prospectus consisting of Alcatel's “document de reference” (registration document) for the year ended December 31, 2005 filed with the AMF on March 30, 2006 and a “note d'opération” (offering document) relating to the proposed combination and the issuance of new Alcatel ordinary shares.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com
Mark Burnworth	Tel: + 33 (0)1 40 76 50 84	mark.burnworth@alcatel.com

Alcatel Investor Relations

Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel: +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com

About Lucent

Lucent designs and delivers the systems, services and software that drive next-generation communications networks. Backed by Bell Labs research and development, Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent’s customer base includes communications service providers, governments and enterprises worldwide. For more information on Lucent, which has headquarters in Murray Hill, N.J., U.S.A., visit http://www.lucent.com.

Lucent Press Contacts

Bill Price	Tel :+ 1 908-582-4820	williamprice@lucent.com
Joan Campion	Tel :+ 1 908-582-5832	joancampion@lucent.com

Lucent Investor Relations

John DeBono	Tel : +1 908-582-7793	debono@lucent.com
Dina Fede	Tel : +1 908-582-0366	fede@lucent.com

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SUBMITTED TO THE APPROVAL OF THE AMF

In connection with their proposed combination, Alcatel and Lucent Technologies have filed and intend to file relevant materials with the SEC, including the filing by Alcatel of a preliminary Registration Statement referred to herein on Form F-4, and of a preliminary Registration Statement on Form F-6 to be filed at a later date (collectively, the "Registration Statements"), which include a preliminary prospectus and related materials to register with the SEC the Alcatel American Depositary Shares ("ADS"), as well as the Alcatel ordinary shares underlying such Alcatel ADSs, to be issued in exchange for Lucent Technologies common shares, and Alcatel and Lucent Technologies have filed with the SEC a Proxy Statement/Prospectus relating to the proposed transaction and plan to mail it to their respective stockholders. In connection with the proposed combination of Alcatel and Lucent Technologies and the admission to trading on Eurolist by Euronext Paris of the new Alcatel shares to be issued in exchange for Lucent Technologies common shares, Alcatel intends to submit a prospectus (the "French Prospectus"), comprised of Alcatel's registration document (document de référence) and a note d'opération, to the approval (visa) of the French AMF. The Registration Statements, the Proxy Statement/Prospectus and the French Prospectus will contain important information about Alcatel, Lucent Technologies, the proposed combination, certain risks and related matters. Investors and security holders are urged to read the Registration Statements, the Proxy Statement/Prospectus and the French Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements, Proxy Statement/Prospectus, and other documents filed with the SEC by Alcatel and Lucent Technologies through the web site maintained by the SEC at www.sec.gov, and the French Prospectus, subject to the approval (visa) by the AMF and when available, through the web site maintained by the AMF at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the Proxy Statement/Prospectus and, subject to the approval (visa) of the AMF, when available, the French Prospectus from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10 and from Lucent Technologies by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 1-908-582-8500.

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent Technologies in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the preliminary draft Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Alcatel's Form 20-F filed with the SEC on March 31, 2006 and in Alcatel's registration document (document de référence) filed with the AMF on the same date. Alcatel's Form 20-F is available free of charge at the SEC's web site at www.sec.gov and Alcatel's document de référence is available free of charge at the AMF's web site at www.amf-france.org and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent Technologies in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the preliminary Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Lucent Technologies' proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Lucent Technologies by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 1-908-582-8500.